                                  [KEVCO LOGO]








                       1998 ANNUAL REPORT TO SHAREHOLDERS

    (INCLUDING FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 1999)


                                TABLE OF CONTENTS


DESCRIPTION OF BUSINESS........................................................1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS......................................................2

SELECTED CONSOLIDATED FINANCIAL DATA..........................................11

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 1999 (UNAUDITED) AND
DECEMBER 31, 1998.............................................................12

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTH PERIODS
ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)......................................13

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS
ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)......................................14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)........................15

QUARTERLY RESULTS.............................................................18

EXECUTIVE OFFICERS AND DIRECTORS..............................................19

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................20

MARKET PRICES AND DIVIDEND INFORMATION........................................20

ADDITIONAL INFORMATION........................................................21

INDEX TO 1998 FINANCIAL STATEMENTS...........................................F-1

                             DESCRIPTION OF BUSINESS

         Kevco, Inc. ("Kevco" or the "Company," and includes, unless the context otherwise requires, its direct and indirect subsidiaries) believes it is the largest wholesale distributor of building products to the manufactured housing and recreational vehicle ("RV") industries. Through its 26 distribution centers (as of September 30, 1999), the Company distributes more than 35,000 different inventory items to approximately 530 manufactured housing and RV and other manufacturing facilities throughout the United States. The Company is one of only a few companies capable of providing national distribution of building products to the manufactured housing and RV industries.

         The Company distributes a full line of products used in the production of manufactured homes, including plumbing fixtures and supplies, insulation, roof shingles, patio doors, aluminum, vinyl and wood windows, wood and vinyl siding, fireplaces, electrical components and hardware, fasteners, power tools and mill supplies. The Company also manufactures wood products including roof trusses and lumber cut to customer specifications, laminated wallboard products, plastic injection molded products and thermoformed bathtubs, shower enclosures and tub wall surrounds for the manufactured housing and RV industries. In 1998, approximately 13% of the Company's net sales were derived from plumbing products, 9% from electrical products, 9% from hardware, fasteners, tools and mill supplies, 18% from wood products, 5% from thermoformed plastic products, 8% from laminated wallboards and 38% from other building products. See note 7 to the consolidated financial statements (unaudited) for the six month periods ended June 30, 1999 and 1998, and note 13 to the consolidated financial statements for the years ended December 31, 1998, 1997, and 1996, for additional segment data.

         The Company believes that it provides a cost-effective form of distribution that offers value to both the Company's suppliers and producers of manufactured homes and RVs. The Company believes that it provides significant benefits to its suppliers by placing large orders at regular intervals, thereby enabling its suppliers to achieve efficient and cost-effective production planning and economies of scale. In addition, the Company markets and sells its suppliers' products directly to the manufactured housing and RV industries. As a result, the Company believes it reduces its suppliers' inventory carrying, marketing and distribution costs. The Company also believes that it provides significant benefits to its customers as a result of its ability to respond on a same day shipment basis to a majority of its customers' orders, thus reducing the amount of inventory they must maintain. Furthermore, the Company assists its customers in inventory management, product support, training and implementing cost saving measures, all of which are services that the Company believes most building products manufacturers cannot provide in a cost-effective manner. The Company believes that the specialized product knowledge and high level of service provided by its personnel result in strong relationships between the Company and its suppliers and customers.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

GENERAL

         Management expects that the Company's performance will be adversely affected by the general slowdown in the manufactured housing industry that has resulted from, among other things, excess retail inventory. Management expects that such excess retail inventory will adversely affect the Company's performance for at least the next 12 months.

         The Company recognizes revenues from product sales at the time of shipment (or the time of product receipt, in the case of direct shipments from suppliers to customers). In some cases the Company sells on a commission basis. Commissions are recognized when earned and represent amounts earned in selling, warehousing and delivering products for certain manufacturers of building products with whom the Company has distribution agreements. Commission arrangements do not require inventory investments or receivables financing and, therefore, are significantly less expensive to the Company than traditional sales. To the extent the volume of items warehoused and shipped under commission arrangements increases faster or slower than the volume of items related to traditional sales, changes in net sales may not be representative of actual increases or decreases in shipment volume.

         The Company acquired Shelter Components Corporation ("Shelter") in December 1997. Since that time, the Company has been integrating Shelter into Kevco by, among other things, consolidating certain corporate functions, consolidating overlapping distribution warehouses from 47 facilities to 26 and integrating multiple computer systems into one. The integration efforts are expected to be substantially complete over the next 12 to 24 months. Additional costs will continue to be incurred, primarily for systems-related tests, reducing operating income during the transition period.

ACQUISITIONS

         In June 1995, the Company acquired all of the outstanding stock of Service Supply Systems, Inc. ("Service Supply") for approximately $17.7 million in cash. As a result of the acquisition of Service Supply, the Company acquired five distribution and three manufacturing facilities, bringing the number of its distribution and manufacturing facilities to 21 and 3, respectively, at December 31, 1996. The Service Supply acquisition was accounted for as a purchase and, accordingly, the operating results of Service Supply have been included in the operating results of the Company since its acquisition date.

         In February 1997, the Company continued its expansion in the wood manufacturing industry through the acquisition of substantially all of the assets, and assumption of certain liabilities, of Consolidated Forest Products, L.L.C. ("Consolidated Forest") (a manufacturer of wood products for the manufactured housing industry) and consummated the acquisition of all of the outstanding stock of Bowen Supply, Inc. ("Bowen") (a wholesale distributor of building products to the manufactured housing and RV industries). The Bowen acquisition expanded the Company's product lines by adding new products in electronics, drapery and door hardware, industrial tape, adhesives and caulks. The Consolidated Forest and Bowen acquisitions were accounted for as purchases and, accordingly, the operating results of the acquired companies have been included in the operating results of the Company since their respective acquisition dates.

         Effective December 1, 1997, the Company acquired approximately 95.5% of the outstanding shares of common stock of Shelter through a tender offer for a purchase price of $17.50 per share of common stock of Shelter. The Company acquired the remaining untendered shares through a subsequent merger for a like price. The Shelter acquisition was accounted for as a purchase and, accordingly, the operating results of Shelter have been included in the operating results of the Company since December 1, 1997. On June 27, 1997, prior to the Company's acquisition of Shelter, Shelter acquired the net assets of Plastic Solutions, Inc., a manufacturer of injection molded plastic parts.

         On December 12, 1997, the Company consummated the acquisition of the inventory and certain distribution rights of certain building products distributed by the manufactured housing and recreational vehicle division of Shepherd Products Company ("Shepherd").

         The acquisitions of Shelter, Bowen, Consolidated Forest and Shepherd (the "1997 Acquisitions") contributed approximately $140.0 million in net sales for the year ended December 31, 1997. On a pro forma basis, giving effect to the 1997 Acquisitions as if the 1997 Acquisitions had occurred on January 1, 1997, net sales were approximately $862.0 million.

         Through the 1997 Acquisitions, and primarily through the Shelter acquisition, the Company believes it became the largest wholesale distributor of building products to the manufactured housing and RV industries. Because of the 1997 Acquisitions, the Company's historical results of operations and period-to-period comparisons of such results and certain financial data may not be meaningful or indicative of future results.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated, certain Consolidated Statements of Operations data as a percentage of the Company's net sales.


                                                      SIX MONTHS ENDED
                                                           JUNE 30,             YEAR ENDED DECEMBER 31,
                                                    --------------------    -------------------------------
                                                     1999         1998      1998         1997          1996
                                                    -----         -----     -----        -----        -----
Net sales ......................................... 100.0%        100.0%    100.0%       100.0%       100.0%
Cost of sales .....................................  87.6          86.3      87.1         86.5         84.6
                                                    -----         -----     -----        -----        -----

     Gross profit .................................  12.4          13.7      12.9         13.5         15.4
Commission income .................................   0.8           0.8       0.9          1.5          2.1
                                                    -----         -----     -----        -----        -----
                                                     13.2          14.5      13.8         15.0         17.5
Selling, general and
     administrative expenses ......................  11.2          10.1      11.1         11.0         11.3
                                                    -----         -----     -----        -----        -----
     Operating income .............................   2.0           4.4       2.7          4.0          6.2
Other income ......................................    --            --       0.3           --           --
Interest expense, net .............................   2.6           2.3      (2.4)        (1.2)        (0.8)
                                                    -----         -----     -----        -----        -----

     Income (loss) before income taxes ............  (0.6)%         2.1%      0.6%         2.8%         5.4%
                                                    =====         =====     =====        =====        =====

         See note 7 to the consolidated financial statements (unaudited) for the six month periods ended June 30, 1999 and 1998, and note 13 to the consolidated financial statements for the years ended December 31, 1998, 1997 and 1996, for segment data.


COMPARISON OF SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 1998

         Net sales increased by $10.6 million, or 2.4%, to $454.6 million for the six months ended June 30, 1999 from $444 million for the comparable 1998 period. Increased revenues in both the manufacturing and wood products operations were partially offset by a $1.9 million decrease in the Company's distribution operations.

         Gross profit decreased by $4.6 million, or 7.6%, to $56.3 million for the six months ended June 30, 1999 from $60.9 million for the comparable 1998 period, due primarily to lower gross margins as a result of product mix, higher labor costs and increased overhead. Gross profit, as a percentage of net sales, decreased to 12.4% in the six months ended June 30, 1999 from 13.7% for the comparable 1998 period.

         Selling, general and administrative expenses increased by $6.2 million, or 13.8%, to $51.0 million for the six months ended June 30, 1999 from $44.8 million for the comparable 1998 period. The increase was due primarily to upgrading of information systems, professional service fees and costs associated with amending the Company's credit agreement in the first two fiscal quarters of 1999. Selling, general and administrative expenses, as a percentage of net sales, increased to 11.2% for the six months ended June 30, 1999 compared to 10.1% in the comparable 1998 period.

         Net interest expense increased by $1.4 million to $11.6 million for the six months ended June 30, 1999 from $10.2 million for the comparable 1998 period. The increase in net interest expense was due to higher loan amortization costs and to a higher level of borrowing in the current year.

         For the six months ended June 30, 1999, the Company reported a net loss of $2.0 million compared to a net income of $5.3 million in the comparable 1998 period. The decrease in net income was attributable to a combination of lower gross margins, an increase in selling, general and administrative expenses, and higher loan amortization costs.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997

         Net sales increased by $506.8 million, or 129.7%, to $897.5 million in 1998 from $390.7 million in 1997 due primarily to the acquisition of Shelter in December 1997. Management believes that net sales, without the effect of the Shelter acquisition, increased approximately the same as the manufactured housing shipment increase of 5.5% for 1998 compared to 1997 (approximately 373,000 homes reported shipped in 1998 compared to approximately 353,400 homes reported shipped in 1997).

         Gross profit increased by $63.5 million, or 120.7%, to $116.1 million in 1998 from $52.6 million in 1997 due primarily to the acquisition of Shelter in December 1997. Gross profit, as a percentage of net sales, decreased to 12.9% in 1998 from 13.5% in 1997. The decrease in gross profit, as a percentage of sales, was primarily a result of wood products margins which, affected by lower than historical lumber prices, continued to be lower than historical levels, and start-up costs related to the opening of two wood products manufacturing facilities in 1998 (such wood products represent approximately 19% of net sales), as well as an otherwise general decline in margins.

         Commission income increased by $1.5 million, or 25.4%, to $7.4 million in 1998 from $5.9 million in 1997. The increase was primarily attributable to the acquisition of Shelter in December 1997.

         Selling, general and administrative expenses increased by $57.0 million, or 132.9%, to $99.9 million in 1998 from $42.9 million in 1997. The increase was due primarily to the acquisition of Shelter in December 1997 and the related integration. Although selling, general and administrative expenses, as a percentage of net sales, remained consistent with the prior year, in order to maintain high levels of customer service in a period of considerable consolidation and integration of Shelter's distribution operations, the Company incurred costs significantly in excess of anticipated amounts which negatively impacted earnings and cash flow relating to, among other things, contract labor, overtime and freight charges. The Company also encountered longer than anticipated start-up periods for the two wood products facilities that were opened in 1998.

         Net income decreased by $4.4 million, or 70.3%, to $1.9 million in 1998 from $6.3 million in 1997. The decrease in net income was primarily attributable to lower gross margins, as discussed above, increased interest expense and a higher effective tax rate. Interest expense increased to $21.1 million in 1998 from $4.8 million in 1997 as a result of debt incurred in connection with the acquisition of Shelter. Net income was favorably impacted by a $2.5 million gain included in other income that was the result of an insurance settlement. The effective tax rate increased to 62.7% in 1998 from 42.0% in 1997 as a result of non-deductible goodwill resulting primarily from the acquisition of Shelter.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996

         Net sales increased by $126.5 million, or 47.9%, to $390.7 million in 1997 from $264.2 million in 1996. The 1997 Acquisitions contributed approximately $140.0 million in sales in 1997. Net sales, without the effect of the 1997 Acquisitions, decreased from $264.2 million to $250.7 million, or 5.1%. Management believes that such decrease is primarily attributable to the reported manufactured housing shipment decline of 2.8% for 1997 compared to 1996 (approximately 353,400 homes reported shipped in 1997 compared to approximately 363,400 homes reported shipped in 1996) as well as a decline in lumber prices in 1997 compared to 1996.

         Gross profit increased by $11.9 million, or 29.2%, to $52.6 million in 1997 from $40.7 million in 1996 due primarily to the 1997 Acquisitions. Gross profit, as a percentage of net sales, decreased to 13.5% in 1997 from 15.4% in 1996. The decrease in gross profit, as a percentage of net sales, was a result of lower gross margins associated with the Consolidated Forest acquisition and lower margin dollars earned from wood products as a whole due to declining lumber prices throughout 1997 (such wood products represented approximately 20% of net sales in 1997). To a lesser extent, gross margins from non-lumber related business decreased primarily as a result of temporary price increases of a major product line.

         Commission income increased by $0.4 million, or 7.2%, to $5.9 million in 1997 from $5.5 million in 1996. The increase was primarily attributable to the Company's expansion in commission-based distribution arrangements in 1997.

         Selling, general and administrative expenses increased by $13.2 million, or 44.5%, to $42.9 million in 1997 from $29.7 million in 1996. The increase was primarily due to increased sales volume related to the 1997 Acquisitions. Selling, general and administrative expenses, as a percentage of net sales, decreased to 11.0% for 1997 from 11.3% for 1996. The decrease reflected the Company's continued efforts in increasing efficiency.

         Net income decreased by $2.6 million, or 29.2%, to $6.3 million in 1997 from $8.9 million in 1996 on a pro forma basis giving effect to the Company's conversion from an S corporation to a C corporation. The decrease in net income was primarily attributable to (i) lower gross margins as discussed above, (ii) increased interest expense in 1997 compared to 1996 principally due to borrowings related to the 1997 Acquisitions and (iii) an increase in the Company's effective tax rate to 42.0% in 1997 from 38.0% in 1996 resulting primarily from the non-deductible goodwill recorded in connection with the 1997 Acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's growth has been financed through cash flow from operations, borrowings under its bank credit facilities, proceeds from its November 1996 initial public offering, proceeds from the Transaction (as defined below), and proceeds from the issuance of $105.0 million of 10 3/8% senior subordinated notes due 2007.

         Net cash used by operating activities was $1.8 million and capital expenditures were $1.7 million for the six months ended June 30, 1999. Net cash used by operating activities was approximately $9.1 million in 1998 and net cash provided by operating activities was $16.4 million and $12.2 million in 1997 and 1996, respectively. The Company is obligated to make payments on various capital leases in varying amounts, maturing through 2007 as well as payments under various noncompete and consulting agreements, related to recent acquisitions, in varying amounts, maturing through 2002.

         In December 1997, the Company and its lenders entered into the second amended and restated credit agreement at the closing of the Shelter acquisition to allow for aggregate senior borrowings of up to $125.0 million comprised of a revolving credit facility of $45.0 million and a term loan facility of $80.0 million requiring quarterly installments. The revolving credit facility and $40.0 million of the term loan facility were (prior to the fourth amended agreement and waiver described below) to mature in 2003 with the remaining term loan facility to mature in 2004. The term loan and revolving credit facility were collateralized by substantially all of the assets of the Company and its subsidiaries, including the capital stock of such subsidiaries.

         Primarily as a result of lower than anticipated net sales to customers and higher than anticipated selling, general and administrative expense levels relating to the integration of Shelter during 1998 (as well as the decrease in gross margins described above), the Company did not generate sufficient cash flow from operations to fund its working capital needs. As a result, the Company supplemented the funding of operations through borrowings under its credit facility. At December 31, 1998, the Company was in violation of its leverage ratio covenant and fixed charge coverage ratio covenant contained in Sections
7.10 and 7.11, respectively, of the Company's second amended and restated credit agreement.

         In February 1999, the Company entered into a third amendment and waiver to the second amended and restated credit agreement, which provided for an incremental commitment of $5.0 million due March 31, 1999 and waived any event of default due to the Company's violation of the leverage ratio covenant and the fixed charge coverage ratio covenant of such credit agreement through March 31, 1999. In March 1999, the Company requested and obtained an additional $5.0 million incremental commitment (the "Incremental Commitment") and waiver of any events of default under such credit agreement to April 15, 1999.

         In April 1999, the Company entered into a fourth amendment and waiver to the second amended and restated credit agreement which consisted of an $80.0 million term loan facility and a $45.0 million revolving credit facility. This amendment contained revised financial covenants effective for the quarters ended March 31, 1999 through June 30, 2000 and waived certain events of default. Under this amendment, the Incremental Commitment matured on June 30, 1999, the revolving credit facility would have matured on June 30, 2000 and the term loan would have had scheduled quarterly repayments with a final maturity of June 30, 2000.

         In July 1999, the Company completed a transaction ("Transaction"), pursuant to which The Kevco Partners Investment Trust, a Delaware business trust and an affiliate of Wingate Partners II, L.P. (the "KPI Trust"), acquired, for an approximate purchase price of $37.0 million, the following securities:

    o 2,700,000 newly-issued shares of the Company's common stock ("Common Stock") for a purchase price of $5.00 per share;

    o three warrants ("Warrants") to purchase 675,000 shares, 772,727 shares, and 295,455 shares, respectively, of a new class of nonvoting common stock of the Company ("Nonvoting Stock");

    o Tranche A Senior Subordinated Exchangeable Notes ("Tranche A Notes") in the principal amount of $17.0 million; and

    o Tranche B Senior Subordinated Exchangeable Notes ("Tranche B Notes" and, together with the Tranche A Notes, the "Notes") in the principal amount of $6.5 million.

         The Tranche A Notes are exchangeable at the holders' option for 3,090,909 shares of a newly-created series of preferred stock of the Company designated as Series A 10-3/8% Convertible Pay-in-Kind Voting Preferred Stock ("Voting Preferred Stock") or directly into 3,090,909 shares of Common Stock, in each case at an initial exchange ratio of $5.50 per share. Shares of Voting Preferred Stock, when and if issued in exchange for Tranche A Notes, will be entitled to vote together with the Common Stock on an as converted basis. The Voting Preferred Stock will be convertible on a share-for-share basis into Common Stock. The Tranche B Notes are exchangeable at the holders' option for 1,181,818 shares of a second newly-created series of preferred stock of the Company designated as Series B 10-3/8% Convertible Pay-in-Kind Non-Voting Preferred Stock ("Nonvoting Preferred Stock" and with the Voting Preferred Stock, the "Preferred Stock") or directly into 1,181,818 shares of Nonvoting Stock, in each case at an initial exchange ratio of $5.50 per share. The Nonvoting Preferred Stock will have limited voting rights in connection with certain extraordinary corporate events affecting the holders of Nonvoting Stock. The Nonvoting Preferred Stock will itself be convertible into an equal number of shares of Nonvoting Stock.

         Interest on the Notes may be paid in cash or, at the option of the Company, continue to accrue unpaid, in which case a noteholder may elect to have all accrued interest paid in the equivalent value of shares of Nonvoting Preferred Stock. Dividends on the Nonvoting Preferred Stock and the Voting Preferred Stock may, at the option of the Company, be paid in cash or in additional shares of Nonvoting Preferred Stock. The Company can redeem the Notes and any Preferred Stock issued in exchange for Notes beginning on July 26, 2002. The Warrants, Notes, and Preferred Stock contain standard anti-dilution provisions.

         The KPI Trust currently owns 2,700,000 shares, or approximately 28.3%, of the outstanding Common Stock. Assuming the exchange of the Tranche A Notes into Common Stock, the KPI Trust would own an aggregate of 5,790,909 shares, or approximately 45.8%, of the outstanding Common Stock. After giving effect to the proposed charter amendment, and assuming the exercise of the Warrants into Nonvoting Stock and the exchange of the Tranche A Notes and Tranche B Notes into Common Stock and Nonvoting Stock, respectively, the KPI Trust would own 5,790,909 shares, or approximately 45.8%, of the outstanding Common Stock and 2,925,000 shares of Nonvoting Stock, representing in the aggregate approximately 55.9% of the Company's total common equity (excluding shares potentially issuable as a result of interest accruing under the Notes or as dividends on the Voting Preferred Stock and the Nonvoting Preferred Stock).

         Concurrently with the closing of the Transaction, the Company entered into the third amended and restated credit agreement which restructured the terms and conditions in regard to applicable rates, covenants and maturity. Under the third amended and restated credit agreement, the Company may borrow under either a base rate or LIBOR rate with the cost determined based upon certain compliance ratios established in the covenants. The covenants under the third amended and restated credit agreement include, but are not limited to, a leverage ratio, fixed charge coverage ratio and net worth minimum. The $45.0 million revolving credit facility matures in December 2003, the term A Facility for $36.9 million matures in December 2003 and the term B Facility for $38.8 million matures in December 2004. The Company may also be required to repay amounts earlier than scheduled as a result of asset sales, excess cash flow from operations, issuance of new debt or issuance of new equity.

         Borrowings under the term loan can be made at either a base rate or LIBOR, plus a margin determined by the compliance ratios in the covenants. Interest payments on the revolving credit facility and base rate denominated term loans are payable quarterly. Interest payments on LIBOR based loans are due at the end of the contracted term. The term loans require quarterly payments which increase over the life of each respective term. The term loan and revolving credit facility are collateralized by substantially all of the assets of the Company and its subsidiaries, including the capital stock of such subsidiaries.

         In addition to the funds available under the third amended and restated credit agreement, the Company issued $105.0 million of 10 3/8% senior subordinated notes due 2007 under the indenture dated as of December 1, 1997, as supplemented (the "Indenture") to complete the acquisition of Shelter. The Indenture contains certain covenants that include, but are not limited to, restrictions or limitations on the following: the incurrence of additional debt or liens, the payment of dividends by the Company, the sale of certain assets, the ability to consolidate with or merge into another person, the entering into certain transactions with affiliates and the engagement in certain lines of business.

         The Indenture and the third amended and restated credit agreement generally prohibit the payment of dividends by the Company on its common stock. The Company does not anticipate paying cash dividends on its common stock in the foreseeable future and intends to retain its earnings to support operations and repay indebtedness.

         For the six months ended June 30, 1999, average days sales in receivables were 26 days, average days sales in inventory were 43 days and average days sales in payables were 29 days. For the year ended December 31, 1998, average days sales in receivables were approximately 21 days, average days sales in inventory were approximately 44 days and average days sales in payables were approximately 27 days.

YEAR 2000

         BACKGROUND. Many computer systems and equipment with embedded computer chips in use today were designed and developed using two digits, rather than four, to specify the year. As a result, such systems and equipment may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations.

         STATE OF READINESS. During 1998, the Company began its assessment of Year 2000 issues and established a Year 2000 project plan with the Chief Information Officer as the project leader and engaged third-party consultants to assist in the evaluation of systems and issues. The plan can be described in the following phases:

         Phase I -- identification and assessment of Year 2000 issues for the Company's various internal systems and equipment;

         Phase II -- remediation, including modification, upgrading and replacement of hardware and software; and

         Phase III -- testing to ensure Year 2000 compliance.

         The Company is applying all aspects of this plan with the assistance of third-party consultants, to both its information technology ("IT") systems and non-IT systems. The Company's computer equipment and software that is considered an IT or business system includes systems used to manage customer orders, inventory, manufacturing, accounting functions and telecommunications. Non-IT systems include manufacturing equipment, alarm systems, security devices, HVAC units, fax machines and other miscellaneous systems.

         The Company believes that it has identified and assessed the internal business systems that are susceptible to system failures or processing errors as a result of the Year 2000 issue. Those systems considered most critical to continuing operations have received the highest priority. The Company has six primary business systems that support operations. A majority of the remediation efforts for these systems will consist of the Company performing an upgrade. Five of these systems have been upgraded to Year 2000 compliant versions, thoroughly tested using appropriate Year 2000 scenarios, and successfully placed into production. The one remaining business system is in testing with scheduled completion in the fourth quarter of 1999.

         In addition to the remediation of the information systems, the Company is currently addressing its non-IT systems. During 1998, an assessment of the Company's manufacturing equipment was performed. The results of the assessment revealed no date sensitive manufacturing equipment, thus decreasing the risk of any Year 2000 related manufacturing problems. An assessment was performed on the other miscellaneous non-IT equipment. The results of this assessment revealed no material Year 2000 issues.

         The following chart is for summary purposes only and is qualified in its entirety by reference to the discussion above.

===============================================================================================
                        PROGRAM AREA              STATE OF READINESS STATUS
===============================================================================================
INTERNAL IT             5 systems                 Phase III Complete
                        -----------------------------------------------------------------------
                        1 system                  Phase III (estimated to be completed Q4
                                                  1999)

                        -----------------------------------------------------------------------
NON-IT                  Manufacturing             Not Applicable -- Phase I revealed no date
                                                  sensitive equipment
                        -----------------------------------------------------------------------
                        Other                     Not Applicable -- Phase I revealed no date
                                                  sensitive equipment
===============================================================================================

         THIRD PARTIES. The Company is reviewing, and has initiated formal communications with critical third parties that provide or purchase services or goods that are essential to the Company's operations. This is being done in order to determine the extent to which the Company is vulnerable to any failure by such third parties to remediate their respective Year 2000 problems, and to resolve such problems to the extent practicable. In connection with this assessment, the Company is reviewing all significant contractual and other obligations with third parties to ensure compliance in the event of a Year 2000 problem. The assessment of these business partners is ongoing, with all significant third-party communications completed in the third quarter of 1999. The related risk assessments are expected to be completed during the fourth quarter of 1999. The uncertainty associated with third-party readiness, however, cannot be eliminated as the accuracy and availability of third-party representations is outside the Company's control. In the event the Company is unable to obtain satisfactory assurance that a critical third-party provider/customer has successfully and timely achieved Year 2000 compliance, and the Company is unable to replace such a provider/customer with an alternative provider/customer, the Company's operations could be materially adversely impacted. Currently, there is no known contractual liability to any third party if all or a portion of the Company's IT or non-IT systems are not Year 2000 compliant.

         COSTS. The Company currently estimates that its total Year 2000 project costs will be approximately $1.2 million. Through August 31, 1999, the Company had spent approximately $0.9 million on Year 2000 project costs. The Company has funded, and expects to continue to fund, the expenditures related to its Year 2000 initiatives either through cash generated from operations and current working capital, or if required, its existing revolving credit facilities.

         RISKS. Based on the progress it has made in addressing its Year 2000 issues and its plan and timetable to complete its compliance program, the Company does not currently foresee significant risks associated with its Year 2000 issues. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting the Company have been identified or will be corrected. Likewise, because of its progress in addressing the various Year 2000 issues, the Company has not yet determined the most likely worst case scenario relating to Year 2000 problems. Nevertheless, management expects that the Company could likely suffer the following consequences: (1) a significant number of operational inconveniences and inefficiencies for the Company and its customers that could divert management's time and attention and financial and human resources from its ordinary business activities; and (2) a lesser number of serious system and/or operational failures that may require significant efforts by the Company to prevent or alleviate material business disruptions.

         CONTINGENCY PLANNING. The Company has not yet completed a comprehensive contingency plan with respect to the year 2000 issue, but intends to have a plan developed during the fourth quarter of 1999. The contingency planning process is an ongoing one that will require further modifications as the Company obtains additional information regarding the Company's progress on the remediation phases of its IT and non-IT systems, and on the status of third-party Year 2000 readiness. The Company's core business processes, as currently managed by the IT systems, can, if necessary, operate for a limited time on a manual, non-computerized basis. If the Company is required to implement any of these contingency plans, the implementation could have an adverse effect on the Company's financial condition and results of operations.

CHANGE IN ACCOUNTANTS

         PricewaterhouseCoopers LLP served as the Company's independent auditors for the fiscal year ended December 31, 1998. Effective August 3, 1999, the Company dismissed PricewaterhouseCoopers LLP and engaged Ernst & Young LLP as its independent auditors.

         o There have been no adverse opinions, disclaimers of opinion, or qualifications or modifications as to uncertainty, audit scope, or accounting principles regarding the reports of PricewaterhouseCoopers LLP on the Company's financial statements for each of the fiscal years ended December 31, 1998 and 1997.

         o The Audit Committee of the Board of Directors approved the change of accountants and that action was ratified by the Board of Directors.

         o During the fiscal years ended December 31, 1998 and 1997 and the subsequent interim period to August 3, 1999, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference to the subject matter of the disagreements in connection with its report.

FORWARD-LOOKING STATEMENTS

         This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can be identified by the use of forward-looking terminology, such as "may," "intend," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. Similar statements herein that describe the Company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Although the Company believes that the expectations in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. These risks and uncertainties are beyond the ability of the Company to control, and in many cases, the Company cannot predict all the risks and uncertainties that could cause its actual results to differ materially from those indicated by the forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, the Company's substantial leverage and its effects on the Company's ability to obtain additional capital as needed, the Company's ability to integrate its operations and successfully implement new management information systems, the Company's success in addressing and remediating Year 2000 related issues, the Company's ability to operate its new manufacturing facilities, customer demand for manufactured housing and RVs, the effect of economic conditions including inflation and sensitivity to interest rates, the impact of raw materials prices, volatility within the manufactured housing industry, the Company's ability to maintain profitability in the event of the loss of a significant customer and other risks detailed from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                      (in thousands, except per share data)

The selected consolidated financial data for the five years ended December 31, 1998 are derived from the Company's audited consolidated financial statements and notes thereto. The selected consolidated financial data for the six months ended June 30, 1999 are derived from the Company's unaudited consolidated financial statements and the notes thereto. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                     SIX MONTHS                          YEAR ENDED DECEMBER 31,
                                                       ENDED      ---------------------------------------------------------
                                                   JUNE 30, 1999     1998      1997(1)      1996       1995(2)       1994
                                                   -------------  ---------   ---------   ---------   ---------   ---------
                                                    (UNAUDITED)
Net sales ........................................   $ 454,562    $ 897,450   $ 390,662   $ 264,210   $ 182,519   $  99,279
Cost of sales ....................................     398,240      781,339     338,045     223,519     155,641      83,356
                                                     ---------    ---------   ---------   ---------   ---------   ---------
     Gross profit ................................      56,322      116,111      52,617      40,691      26,878      15,923
Commission income ................................       3,500        7,397       5,914       5,497       2,610       1,066
                                                     ---------    ---------   ---------   ---------   ---------   ---------
                                                        59,822      123,508      58,531      46,188      29,488      16,989
Selling, general and administrative expenses......      50,969       99,943      42,922      29,723      20,889      11,941
                                                     ---------    ---------   ---------   ---------   ---------   ---------
     Operating income ............................       8,853       23,565      15,609      16,465       8,599       5,048
Other income .....................................        --          2,577        --          --          --           800
Interest expense, net ............................      11,609       21,143       4,767       2,058       1,337         281
                                                     ---------    ---------   ---------   ---------   ---------   ---------
     Income (loss) before income taxes ...........      (2,756)       4,999      10,842      14,407       7,262       5,567
Income taxes (benefit) ...........................        (786)       3,132       4,554       1,695          45          51
                                                     ---------    ---------   ---------   ---------   ---------   ---------
     Net income (loss) ...........................   $  (1,970)   $   1,867   $   6,288   $  12,712   $   7,217   $   5,516
                                                     =========    =========   =========   =========   =========   =========

Earnings per share - basic .......................   $   (0.29)   $    0.27   $    0.92
                                                     =========    =========   =========
Earnings per share - diluted .....................   $   (0.29)   $    0.27   $    0.90
                                                     =========    =========   =========
Weighted average shares outstanding - basic ......       6,856        6,845       6,815
                                                     =========    =========   =========
Weighted average shares outstanding - diluted ....       6,858        6,865       6,959
                                                     =========    =========   =========


Pro Forma Information (Unaudited)(3)
  Historical income before income taxes.............................................      $  14,407   $   7,262   $   5,567
  Income tax expense adjustments....................................................          5,475       2,832       2,171
                                                                                          ---------   ---------   ---------
  Pro forma net income..............................................................      $   8,932   $   4,430   $   3,396
                                                                                          =========   =========   =========
  Pro forma earnings per share - basic..............................................      $    1.64   $    1.01   $    0.77
                                                                                          =========   =========   =========
  Pro forma earnings per share - diluted............................................      $    1.61   $    0.90   $    0.69
                                                                                          =========   =========   =========
  Weighted average shares outstanding - basic.......................................          5,430       4,394       4,394
                                                                                          =========   =========   =========
  Weighted average shares outstanding - diluted.....................................          5,531       4,946       4,946
                                                                                          =========   =========   =========





                                                     SIX MONTHS                          YEAR ENDED DECEMBER 31,
                                                       ENDED      ---------------------------------------------------------
                                                   JUNE 30, 1999     1998      1997(1)      1996       1995(2)       1994
                                                   -------------  ---------   ---------   ---------   ---------   ---------
                                                    (UNAUDITED)
Balance Sheet Data:
   Working capital .......................          $  80,629     $  73,134   $  57,445   $  24,526   $  19,744   $   5,078
   Total assets ..........................            338,770       331,835     308,194      55,739      55,669      18,067
   Total debt ............................            216,257       210,579     194,220       9,831      31,263       6,385
   Stockholders' equity ..................             40,937        42,887      40,647      34,193       9,556       6,094

(1) The Company acquired Consolidated Forest Products, L.L.C. on February 27, 1997, Bowen Supply, Inc. on February 28, 1997, Shelter Components Corporation on December 1, 1997 and Shepherd Products Company on December 12, 1997. The acquisitions were accounted for as purchases and accordingly, the operating results of the acquired companies have been included in the operating results of the Company since their respective acquisition dates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions."

(2) The Company acquired Service Supply Systems, Inc. ("Service Supply") on June 30, 1995. The acquisition was accounted for as a purchase and accordingly, the operating results of Service Supply have been included in the operating results of the Company since June 30, 1995. See "Management's Discussion and Analysis and Results of Operations - Acquisitions."

(3) Prior to its initial public offering, the Company had elected to be treated as an S corporation under the Internal Revenue Code. As an S Corporation, the Company was not subject to federal and certain state income taxes. The pro forma data give effect to the income taxes that would have been recorded had the Company been taxed as a C corporation.

                                   KEVCO, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                JUNE 30,    DECEMBER 31,
                                                                  1999         1998
                                                              -----------   ------------
                                                              (UNAUDITED)
                                     ASSETS
Current assets:
  Cash and cash equivalents ................................   $    5,575   $      799
  Trade accounts receivable, less allowance for doubtful
    Accounts of $614 and $740 in 1999 and 1998,
    respectively............................................       63,230       51,367
  Inventories, less reserve for obsolete inventory of
    $2,448 and $2,781 in 1999 and 1998, respectively .......       93,314       95,999
  Assets held for sale .....................................          475        1,065
  Other current assets .....................................        6,911        8,458
                                                               ----------   ----------
       Total current assets ................................      169,505      157,688
Property and equipment, net ................................       42,476       44,994
Intangible assets, net .....................................      117,852      119,590
Deferred tax asset .........................................        2,778        2,778
Other assets ...............................................        6,159        6,785
                                                               ----------   ----------
       Total assets ........................................   $  338,770   $  331,835
                                                               ==========   ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt ........................   $    8,139   $    7,209
  Trade accounts payable ...................................       63,677       61,569
  Accrued liabilities ......................................       17,060       15,533
  Other current liabilities ................................         --            243
                                                               ----------   ----------
       Total current liabilities ...........................       88,876       84,554
Long-term debt, less current portion .......................      208,118      203,370
Deferred compensation obligation ...........................          839        1,024
                                                               ----------   ----------
       Total liabilities ...................................      297,833      288,948
                                                               ----------   ----------

Stockholders' equity:
  Common stock, $.01 par value; 100,000 shares
    authorized; 6,856 and 6,853 shares issued and
    outstanding in 1999 and 1998, respectively .............           69           69
  Additional paid-in capital ...............................       33,412       33,392
  Retained earnings ........................................        7,456        9,426
                                                               ----------   ----------
       Total stockholders' equity ..........................       40,937       42,887
                                                               ----------   ----------
       Total liabilities and stockholders' equity ..........   $  338,770   $  331,835
                                                               ==========   ==========

          See accompanying notes to consolidated financial statements.

                                   KEVCO, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


                                                               SIX MONTHS ENDED
                                                                    JUNE 30,
                                                          --------------------------
                                                              1999           1998
                                                          -----------    -----------
Net sales .............................................   $   454,562    $   444,018
Cost of sales .........................................       398,240        383,124
                                                          -----------    -----------
     Gross profit .....................................        56,322         60,894
Commission income .....................................         3,500          3,700
                                                          -----------    -----------
                                                               59,822         64,594
Selling, general and administrative expenses ..........        50,969         44,836
                                                          -----------    -----------
     Operating income .................................         8,853         19,758
Interest expense ......................................        11,609         10,206
                                                          -----------    -----------
     Income (loss) before income taxes ................        (2,756)         9,552
Income taxes (benefit) ................................          (786)         4,237
                                                          -----------    -----------
     Net income (loss) ................................   $    (1,970)   $     5,315
                                                          ===========    ===========
Earnings per share - basic ............................   $     (0.29)   $      0.78
                                                          ===========    ===========
Earnings per share - diluted ..........................   $     (0.29)   $      0.76
                                                          ===========    ===========
Weighted average shares outstanding - basic ...........         6,856          6,837
                                                          ===========    ===========
Weighted average shares outstanding - diluted .........         6,858          6,953
                                                          ===========    ===========

           See accompanying notes to consolidated financial statements

                                   KEVCO, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                          SIX MONTHS ENDED JUNE 30,
                                                          -------------------------
                                                             1999          1998
                                                          ----------    ----------
Cash flows from operating activities:
    Net (loss) income .................................   $   (1,970)   $    5,315
    Adjustments to reconcile net income to net
      cash provided by operating activities:
       Depreciation and amortization ..................        5,334         3,983
       Gain on sale of assets .........................         (787)         --
       Deferred compensation obligation ...............         (185)         (146)
       Changes in assets and liabilities ..............       (4,239)      (21,751)
                                                          ----------    ----------
       Net cash used by operating activities ..........       (1,847)      (12,599)

Cash flows from investing activities:
    Purchase of equipment .............................       (1,722)       (5,679)
    Proceeds from sale of assets ......................        2,300           709
    Proceeds from assets held for sale ................          880         2,968
    Decrease (increase) in other assets ...............          124          (227)
                                                          ----------    ----------
       Net cash (used) provided by investing
         activities....................................        1,582        (2,229)

Cash flows from financing activities:
    Proceeds from line of credit, net .................       11,000         7,418
    Proceeds from long-term debt ......................         --          10,000
    Payments of long-term debt ........................       (5,322)       (2,786)
    Payment for loan origination fees .................         (657)         --
    Stock options exercised ...........................           20           216
    Other .............................................         --             (73)
                                                          ----------    ----------
       Net cash provided by financing activities ......        5,041        14,775
                                                          ----------    ----------

Net increase (decrease) in cash and cash
  equivalents........................... ..............        4,776           (53)
Beginning cash and cash equivalents ...................          799           271
                                                          ----------    ----------
Ending cash and cash equivalents ......................   $    5,575    $      218
                                                          ==========    ==========

          See accompanying notes to consolidated financial statements.

                                   KEVCO, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)


1.       ACCOUNTING POLICIES AND BASIS OF PRESENTATION

         The accompanying consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles ("GAAP") for complete financial statements. All significant intercompany transactions and accounts have been eliminated.

         In the opinion of management, the consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair statement of the balance sheets as of June 30, 1999 and December 31, 1998, the statements of operations for the six-month periods ended June 30, 1999 and 1998 and the statements of cash flows for the six-month periods ended June 30, 1999 and 1998. The results of operations for the six-month period ended June 30, 1999 are not necessarily indicative of the results of operations for the entire fiscal year ending December 31, 1999.

2.       ACQUISITIONS

         During the year ended December 31, 1997, Kevco acquired Shelter Components Corporation on December 1, 1997 (the "Shelter Acquisition"), the inventory and certain distribution rights from Shepherd Products Company on December 12, 1997 (the "Shepherd Acquisition"), Bowen Supply, Inc. on February 28, 1997 (the "Bowen Acquisition") and Consolidated Forest Products, L.L.C. on February 27, 1997 (the "Consolidated Forest Acquisition") for total purchase prices approximating $144.8 million, $8.0 million, $20.2 million and $14.1 million, respectively. The acquisitions were made utilizing borrowings under the Company's amended and restated credit facility and, in the case of the Shelter Acquisition, net proceeds from the issuance of $105.0 million of 10 3/8% senior subordinated notes due 2007. Each of the acquisitions was accounted for as a purchase and the results of operations of the acquired companies were included in the consolidated results of operations of the Company from their respective acquisition dates. As a result of the acquisitions, the Company recorded approximately $115.1 million of goodwill, which reflects the adjustments necessary to allocate the individual purchase prices to the fair value of assets acquired, liabilities assumed and additional purchase liabilities recorded. Additional purchase liabilities included approximately $1.8 million ($0.1 million at June 30, 1999) for severance and related costs associated primarily with the elimination of certain administrative and corporate positions that were recorded in connection with the Shelter Acquisition.

3.       INVENTORIES

         Inventories are comprised of the following (in thousands):


                                              JUNE 30,         DECEMBER 31,
                                                1999               1998
                                              --------        --------------
         Raw materials                        $ 24,174           $23,535
         Work in process                           511             1,055
         Finished goods                          7,931             6,961
         Goods held for resale                  60,698            64,448
                                              --------           -------
                                              $ 93,314           $95,999
                                              ========           =======

4.       LONG-TERM DEBT

         In December 1997, the Company and its lenders entered into the second amended and restated credit agreement at closing of the Shelter Acquisition to allow for aggregate senior borrowings of up to $125.0 million comprised of a revolving credit facility of $45.0 million and a term loan facility of $80.0 million requiring quarterly installments. The revolving credit facility and $40.0 million of the term loan facility were (prior to the fourth amended agreement and waiver described below) to mature in 2003 with the remaining term loan facility to mature in 2004. The term loan and revolving credit facility were collateralized by substantially all of the assets of the Company and its subsidiaries as well as the capital stock of such subsidiaries.

         In February 1999, the Company entered into a third amendment and waiver to the second amended and restated credit agreement, which allowed for an incremental commitment of $5.0 million due March 31, 1999 and waived any event of default due to the Company's violation of certain financial covenants contained in the credit agreement through March 31, 1999. In March 1999, the Company requested and obtained an additional $5.0 million incremental commitment and an extension of the maturity date on the aggregate $10.0 million incremental commitment (the "Incremental Commitment") and waiver of any events of default to April 15, 1999.

         In April 1999, the Company entered into a fourth amendment and waiver to the second amended and restated credit agreement. This amendment contained revised financial covenants effective for the quarters ended March 31, 1999 through June 30, 2000 and waived certain events of default. Under this amendment, the Incremental Commitment matured on June 30, 1999 and the revolving credit facility and term loan would have matured on June 30, 2000.

         In July 1999, the Company entered into the third amended and restated credit agreement which restructured the terms and conditions in regard to applicable rates, covenants and maturity. Under the third amended and restated credit agreement the Company may borrow under either a base rate or LIBOR rate with the cost determined based upon certain compliance ratios established in the covenants. The covenants under such credit agreement include, but are not limited to, a leverage ratio, fixed charge coverage ratio and minimum net worth. The $45.0 million revolving credit facility matures in December 2003, Facility A for $36.9 million under the term loan has scheduled quarterly payments starting in March 2000 through December 2003 and Facility B for $38.8 million under the term loan has scheduled quarterly payments starting in September 1999 through December 2004. The Company may also be required to repay amounts earlier than scheduled as a result of asset sales, excess cash flow from operations, issuance of new debt or issuance of new equity.

         In addition to funds available under the third amended and restated credit agreement, the Company issued $105.0 million of 10 3/8% senior subordinated notes due 2007 (the "Senior Notes") under the indenture dated as of December 1, 1997, as supplemented (the "Indenture"), to complete the Shelter Acquisition. Interest is payable on June 1 and December 1 of each year commencing June 1, 1998. The Senior Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after December 1, 2002, at the redemption prices set forth in the Indenture. In addition, at any time on or before December 1, 2000, the Company may redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net proceeds of a public equity offering at a redemption price equal to 110.375% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of redemption.

         The third amended and restated credit agreement and Indenture contain certain restrictions and conditions that include cash flow and various financial ratio requirements, and limitations on incurrence of debt or liens, acquisitions of property and equipment, distributions to shareholders and certain events constituting a Change of Control (as defined in the agreements).

5.       WINGATE TRANSACTION - SUBSEQUENT EVENT

         In July 1999, the Company completed a transaction as a result of which The Kevco Partners Investment Trust, a Delaware business trust and an affiliate of Wingate Partners II, L.P. (the "Trust"), acquired an aggregate of $37.0 million in value of Kevco's common stock, convertible debt and warrants. As a result of the transaction, the Trust now owns approximately 28% of the Company's outstanding voting common stock. Assuming full conversion of the convertible debt and exercise of the warrants, the Trust would own approximately 46% of the voting common stock and all of non-voting common stock of the Company.

6.       EARNINGS PER SHARE

         Basic earnings per share excludes dilution, and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue voting common stock were exercised and converted into voting common stock. The reconciliation between basic and diluted weighted average shares outstanding, follows:


                                             SIX MONTHS ENDED
                                                 JUNE 30,
                                            1999            1998
                                      --------------- ----------
                                               (IN THOUSANDS)
Weighted average shares - basic            6,856           6,837
Plus shares applicable to stock
  option plans                                 2             116
                                           -----           -----
Weighted average shares - diluted          6,858           6,953
                                           =====           =====

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," for information on the issuance of new voting common stock subsequent to June 30, 1999.


7.       SEGMENT REPORTING

         In June 1997, the FASB issued Statement of Financial Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company adopted for the year ended December 31, 1998.

         The Company identifies such segments based upon management responsibility within the United States. The Company operates in three business segments: Distribution, Manufacturing and Wood Products. The Distribution segment primarily distributes plumbing products, building products, electrical components and hardware supplies to the manufactured housing and recreational vehicle industries; the Manufacturing segment primarily manufactures and distributes thermoformed products, laminated wallboard products and plastic injection molded products primarily to the manufactured housing and recreational vehicle industries; and the Wood Products segment primarily manufactures roof trusses and lumber cut to customer specifications for use in manufactured homes. During 1998, the Wood Products segment opened two new facilities which may result in period-to-period comparisons not being indicative of future results.

         The Company measures segment performance based upon revenue and operating income results. The information in the Corporate/Other category consists primarily of intercompany eliminations of Manufacturing sales to Distribution and corporate operating expenses, and is utilized to reconcile to the consolidated results. Amounts are presented for the six-month periods ended June 30, 1999 and 1998.


                                                                            WOOD       CORPORATE/      TOTAL
        SIX MONTHS ENDED:           DISTRIBUTION        MANUFACTURING     PRODUCTS       OTHER        COMPANY
        ----------------            ------------        -------------     --------     ---------      -------
        June 30, 1999
           Net sales...........       $298,953            $ 77,167        $87,858     $ (9,416)(a)   $454,562
           Operating income....       $ 15,254            $  4,355        $ 2,667     $(13,423)(b)   $  8,853

        June 30, 1998
           Net sales...........       $300,815            $ 69,764        $80,245     $ (6,806)(a)   $444,018
           Operating income....       $ 17,722            $  5,711        $ 3,068     $ (6,743)(b)   $ 19,758

         (a) Consists primarily of intercompany eliminations of Manufacturing sales to Distribution.

         (b) Consists primarily of corporate operating expenses.

                                QUARTERLY RESULTS

The following table represents certain unaudited financial information for the quarters indicated restated for the reclassification of customer rebates from cost of sales to sales in the first quarter of 1998.


--------------------------------------------------------------------------------------------------
                                             First         Second          Third        Fourth
                                            Quarter        Quarter        Quarter       Quarter
--------------------------------------------------------------------------------------------------
                                                 (in thousand, except per share data)
Six Months ended June 30, 1999
  Net sales .........................     $   222,785        231,777
  Gross margin ......................          29,389         30,433
  Loss before income taxes ..........          (2,533)          (233)
  Net loss ..........................          (1,216)          (754)
  Earnings per share - basic ........           (0.18)         (0.11)
  Earnings per share - diluted ......           (0.18)         (0.11)
Year ended December 31, 1998
  Net sales .........................     $   212,051    $   231,967    $   234,625   $   218,807
  Gross margin ......................          28,943         31,951         30,144        25,073
  Income (loss) before income taxes..           3,861          5,691          1,044        (5,597)
  Net (loss) income .................           2,128          3,187            513        (3,961)
  Earnings per share - basic ........            0.31           0.47           0.07         (0.58)
  Earnings per share - diluted ......            0.31           0.46           0.07         (0.58)
Year ended December 31, 1997(1)
  Net sales .........................     $    71,461    $   100,384    $    97,667   $   121,150
  Gross margin ......................          10,123         13,871         12,825        15,798
  Income before income taxes ........           3,193          4,434          2,513           702
  Net income ........................           1,916          2,661          1,507           204
  Earnings per share - basic ........            0.28           0.39           0.22          0.03
  Earnings per share - diluted ......            0.27           0.39           0.22          0.03
--------------------------------------------------------------------------------------------------

(1) The Company acquired Shelter Components Corporation on December 1, 1997, Shepherd Products Company on December 12, 1997, Consolidated Forest Products, L.L.C. on February 27, 1997 and Bowen Supply, Inc. on February 28, 1997. The acquisitions were accounted for as purchases and accordingly, the operating results of the acquired companies have been included in the operating results of the Company since their respective acquisition dates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions."

                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Frederick B. Hegi, Jr. has served as Chairman of the Board since July 26, 1999. Mr. Hegi also currently serves as Chairman of the executive committee. He is a general partner of various Wingate entities, including the indirect general partner of Wingate Partners II, L.P. Mr. Hegi also is the Chairman of United Stationers, Inc., a wholesale distributor of paper products and office supplies ("United Stationers"); Chairman of Loomis, Fargo & Co., an armored car service company; Chairman of Tahoka First Bancorp, Inc., a bank holding company; Chairman of Cedar Creek Bancshares, Inc., a bank holding company; a director of Pro Parts Xpress, Inc., a wholesale distributor of automotive parts ("Pro Part Xpress"); a director of Lone Star Technologies, Inc., a manufacturer of tubular products; and a director of Texas Capital Bancshares, Inc., a bank holding company. Mr. Hegi received his B.B.A. from Southern Methodist University, his M.B.A. from Harvard Business School and his Ph.D. from the University of Texas.

James A. Johnson has served as a director since July 26, 1999. Mr. Johnson also currently serves on both the compensation committee and the executive committee. He is a general partner of various Wingate entities, including the indirect general partner of Wingate Partners II, L.P. Mr. Johnson joined Wingate Partners, L.P. in 1990. Mr. Johnson currently serves as a director or Pro Parts Xpress and of United Stationers. Mr. Johnson received his B.S. in industrial engineering from Stanford University and his M.B.A. from the Stanford Graduate School of Business.

Jerry E. Kimmel is the founder of the Company and has spent his entire career in this industry. Mr. Kimmel has served as Vice Chairman of the Board since July 1999 and has served as a director since 1993. Mr. Kimmel also currently serves on the executive committee. From 1978 to July 1999, Mr. Kimmel served as President of Kevco. Mr. Kimmel also served as Chairman of the Board and Chief Executive Officer of the Company from 1993 until July 1999. In 1992, Mr. Kimmel was inducted into the MH/RV Hall of Fame. Mr. Kimmel served as the Chairman of the Board of Governors of the Manufactured Housing Institute ("MHI"), a leading manufactured housing trade group, in 1983 and 1984, and has served in various other MHI board capacities.

William L. Estes has served as a director of the Company since September 21, 1999. Mr. Estes is currently a member of the audit committee and Chairman of the compensation committee. Mr. Estes is currently President and Chief Executive Officer of Consolidated Container Holdings ("CCC"), a $700 million manufacturer and marketer of rigid plastic containers to the dairy, beverage, food, household chemical, automotive and industrial chemical sectors. Prior to joining CCC, Mr. Estes served as President and Chief Executive Officer of Suiza Packaging, a predecessor company to CCC. From November 1996 to February 1998, Mr. Estes served as President and Chief Operating Officer of McKesson Corporation's McKesson-Carrollton operations. From January 1994 to November 1996, Mr. Estes served in various capacities with FoxMeyer Health Corporation, most recently as President and Chief Operating Officer. FoxMeyer filed for protection under Chapter 11 of the U.S. Bankruptcy Code on August 27, 1996. Mr. Estes received his B.A. in mechanical engineering from the University of Illinois and his M.B.A. from the Wharton School of Business.

Peter B. McKee has served as a director of the Company since September 21, 1999. Mr. McKee is currently a member of the compensation committee and Chairman of the audit committee. From May 1996 to June 1999, Mr. McKee served as the Senior Vice President and Chief Financial Officer of Allegiance Corporation, a $4.5 billion health care products supplier. From January 1994 to May 1996, Mr. McKee served as the Senior Vice President and Chief Financial Officer of FoxMeyer Health Corporation, a $6.0 billion pharmaceutical distributor. FoxMeyer filed for protection under Chapter 11 of the U.S. Bankruptcy Code on August 27, 1996. Mr. McKee currently serves as a director of CurranCare, a healthcare consulting company. Mr. McKee received his B.S. in business administration from Northwestern University. Mr. McKee also attended the New York University Graduate School of Business.

Richard Nevins has served as a director of the Company since November 1996. Mr. Nevins also currently serves on both the audit committee and the compensation committee. Since July 1998, Mr. Nevins has served as Managing Director of Jefferies & Company, Inc., an investment banking firm. From 1992 to July 1998, Mr. Nevins served as President of Richard Nevins & Associates, a financial advisory firm. Mr. Nevins was elected as a director of Fruehauf Trailer Corporation in 1995. On October 7, 1996, Fruehauf filed for relief under Chapter 11. During 1996, Mr. Nevins served as acting Chief Operating Officer and Chief Restructuring Officer for Sun World International, a California agricultural firm. From 1995 to 1996, Mr. Nevins served as a director of Ampex Corporation and from 1993 to 1995 he served as a director of the Actava Group (now Metromedia International Group). Mr. Nevins received his B.A. in Economics from the University of California, Riverside and his M.B.A. from Stanford Graduate School of Business.

EXECUTIVE OFFICERS

         Information concerning the business experience of Messrs. Hegi and Johnson is provided under the caption "Directors" above.

Clyde A. Reed, Jr. has served as Executive Vice President of the Company since 1986. From 1991 to July 1999 Mr. Reed served as the Chief Operating Officer of the company. Mr. Reed also served as a director of the company from 1996 until his resignation in January 1999.

Dan Russell Hardin has served as the President of the Company's Distribution Group since July 1999. From 1998 to July 1999, Mr. Hardin served as Executive Vice President of the Company. Mr. Hardin also served as the Company's Vice President of Sales from 1995 to 1998. Prior to joining the Company, Mr. Hardin served as the National Sales Manager of Service Supply Systems, a distribution company. Mr. Hardin received his B.B.A. in business from the University of Georgia.

C. Lee Denham currently serves as President of the Sunbelt Wood Components Group of the Company. Mr. Denham founded Sunbelt Wood Components, Inc., a fabricated structural products company, in 1981. Mr. Denham received his B.B.A. in marketing from the University of Georgia.

Robert W. Tennyson has served as the President of the Manufactured Products Group of the Company since July 1999. From January 1998 to July 1999, Mr. Tennyson served as the Executive Vice President - Manufacturing of the company. Prior to joining the company, Mr. Tennyson served as President of Plastic Solutions, a custom injection molding company which he founded in 1991. Mr. Tennyson received his B.S. in accounting and economics from Indiana University.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is subject to interest rate risk on its term loans and revolving credit facility. Interest rates are fixed on the Indenture and capitalized lease obligations. At June 30, 1999, the Company's exposure to these risk factors was not significant and had not materially changed from December 31, 1998.

                     MARKET PRICES AND DIVIDEND INFORMATION

         The Company's common stock is traded on The Nasdaq Stock Market under the symbol "KVCO." At September 30, 1999, there was approximately 87 shareholders of record of the Company's common stock. The prices in the table below represent the high and low sales price per share of the Company's common stock for each fiscal quarter from January 1, 1997 through September 30, 1999.


                         HIGH        LOW
                         ----        ---
 FISCAL YEAR ENDED
  DECEMBER 31, 1997
     1st Quarter       $  18.75   $  13.75
     2nd Quarter          15.50      12.25
     3rd Quarter          14.38      10.13
     4th Quarter          17.88      11.88
 FISCAL YEAR ENDED
  DECEMBER 31, 1998
     1st Quarter       $  19.00   $  16.50
     2nd Quarter          26.00      18.75
     3rd Quarter          22.13      16.00
     4th Quarter          18.63      16.13
FISCAL QUARTER ENDED
  MARCH 31, 1999       $  10.50   $   4.25
FISCAL QUARTER ENDED
  JUNE 30, 1999        $   9.00   $   4.44
FISCAL QUARTER ENDED
  SEPTEMBER 30, 1999   $   9.00   $   4.47

         The Company has not paid cash dividends on its common stock and does not intend to declare cash dividends on its common stock in the foreseeable future.

                             ADDITIONAL INFORMATION

         A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998, AS AMENDED, AND THE COMPANY'S QUARTERLY REPORTS ON FORM 10-Q FOR THE FISCAL QUARTERS ENDED MARCH 31, 1999 AND JUNE 30, 1999, ARE AVAILABLE WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. Requests should be directed to Kevco, Inc., 1300 South University Drive, Suite 200, Fort Worth, Texas 76107-5734, Attention: James A. Johnson, Executive Vice President and Secretary.

                       INDEX TO 1998 FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS.........................................F-2

CONSOLIDATED STATEMENTS OF INCOME...................................F-3

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY.....................F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS...............................F-5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........................F-6

REPORT OF INDEPENDENT ACCOUNTANTS..................................F-20

                                   KEVCO, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                                           DECEMBER 31
                                                                    -----------------------
                                                                       1998        1997
                                                                    ----------   ----------
ASSETS
Current assets:
  Cash and cash equivalents .....................................   $      799   $      271
  Trade accounts receivable, less allowance for
        doubtful accounts of $740 and $641 in
        1998 and 1997, respectively .............................       51,367       41,006
  Inventories, less reserve for obsolete inventory of $2,781
        and $2,692 in 1998 and 1997, respectively ...............       95,999       83,540
  Assets held for sale ..........................................        1,065        3,032
  Other current assets ..........................................        8,458        4,981
                                                                    ----------   ----------
       Total current assets .....................................      157,688      132,830
Property and equipment, net .....................................       44,994       42,442
Intangible assets, net ..........................................      119,590      120,190
Deferred income taxes ...........................................        2,778        4,339
Other assets ....................................................        6,785        8,393
                                                                    ----------   ----------
        Total assets ............................................   $  331,835   $  308,194
                                                                    ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt .............................   $    7,209   $    2,932
  Trade accounts payable ........................................       61,569       47,007
  Accrued liabilities ...........................................       15,533       24,496
  Other current liabilities .....................................          243          950
                                                                    ----------   ----------
       Total current liabilities ................................       84,554       75,385
Long-term debt, less current portion ............................      203,370      191,288
Deferred compensation obligation ................................        1,024          874
                                                                    ----------   ----------
       Total liabilities ........................................      288,948      267,547
                                                                    ----------   ----------

Commitments and contingencies (Note 9)

Stockholders' equity:
  Common stock, $.01  par value; 100,000 shares authorized;
        6,853 and 6,828 shares issued and outstanding in
        1998 and 1997, respectively .............................           69           68
  Additional paid-in capital ....................................       33,392       33,020
  Retained earnings .............................................        9,426        7,559
                                                                    ----------   ----------
       Total stockholders' equity ...............................       42,887       40,647
                                                                    ----------   ----------
       Total liabilities and stockholders' equity ...............   $  331,835   $  308,194
                                                                    ==========   ==========


The accompanying notes are an integral part of the consolidated financial statements.

                                   KEVCO, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                      (in thousands, except per share data)


                                                           YEAR ENDED DECEMBER 31,
                                                     ------------------------------------
                                                        1998         1997        1996
                                                     ----------   ----------   ----------
Net sales ........................................   $  897,450   $  390,662   $  264,210
Cost of sales ....................................      781,339      338,045      223,519
                                                     ----------   ----------   ----------
     Gross profit ................................      116,111       52,617       40,691
Commission income ................................        7,397        5,914        5,497
                                                     ----------   ----------   ----------
                                                        123,508       58,531       46,188
Selling, general and administrative expenses .....       99,943       42,922       29,723
                                                     ----------   ----------   ----------
     Operating income ............................       23,565       15,609       16,465
Other income .....................................        2,577         --           --
Interest expense, net ............................       21,143        4,767        2,058
                                                     ----------   ----------   ----------
     Income before income taxes ..................        4,999       10,842       14,407
Income taxes .....................................        3,132        4,554        1,695
                                                     ----------   ----------   ----------
     Net income ..................................   $    1,867   $    6,288   $   12,712
                                                     ==========   ==========   ==========

Earnings per share - basic .......................   $     0.27   $     0.92
                                                     ==========   ==========
Earnings per share - diluted .....................   $     0.27   $     0.90
                                                     ==========   ==========
Weighted average shares outstanding - basic ......        6,845        6,815
                                                     ==========   ==========
Weighted average shares outstanding - diluted ....        6,865        6,959
                                                     ==========   ==========

Pro Forma Information (Unaudited)
  Historical income before income taxes ..........                             $   14,407
  Income tax expense adjustments .................                                  5,475
                                                                               ----------
  Pro forma net income ...........................                             $    8,932
                                                                               ==========
  Pro forma earnings per share - basic ...........                             $     1.64
                                                                               ==========
  Pro forma earnings per share - diluted .........                             $     1.61
                                                                               ==========
  Weighted average shares outstanding - basic ....                                  5,430
                                                                               ==========
  Weighted average shares outstanding - diluted ..                                  5,531
                                                                               ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                   KEVCO, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (in thousands)


                                    COMMON STOCK           TREASURY STOCK      ADDITIONAL
                                 -------------------      ----------------      PAID-IN       LOAN TO      RETAINED
                                 SHARES       AMOUNT      SHARES    AMOUNT      CAPITAL     SHAREHOLDER    EARNINGS     TOTAL
                                 ------       ------      ------    ------     --------     -----------    --------   ----------
Balance at December 31, 1995      4,700        $ 47         306     $ (748)     $ 3,034      $(3,437)      $ 10,660   $   9,556
Net income.................        --           --         --         --           --           --           12,712      12,712
Distribution to stockholders       --           --         --         --           --           --          (14,407)    (14,407)
Collections from stockholder       --           --         --         --           --            375           --           375
Distribution of loan to
      stockholders.........        --           --         --         --           --          3,062         (3,062)       --
Contributed capital........        --           --         --         --             86         --             --            86
Retirement of treasury stock       (306)         (3)       (306)       748         (745)        --             --          --

Contribution of S corporation
      retained earnings with
      changes to C
      corporation                  --           --         --         --          4,632         --           (4,632)       --
      status...............
Issuance of stock..........       2,415          24        --         --         25,847         --             --        25,871
                                  -----        ----     -------     ------      -------      -------       --------   ---------

Balance at December 31, 1996      6,809          68        --         --         32,854         --            1,271      34,193
Net income.................        --           --         --         --           --           --            6,288       6,288
Stock options exercised....          15         --         --         --            166         --             --           166
Issuance of stock..........           4         --         --         --           --           --             --          --
                                  -----        ----     -------     ------      -------      -------       --------   ---------

Balance at
      December 31, 1997....       6,828          68        --         --         33,020         --            7,559      40,647
Net income.................        --           --         --         --           --           --            1,867       1,867
Stock options exercised....          25           1        --         --            372         --             --           373
                                  -----        ----     -------     -----      --------      -------       --------   ---------

Balance at December 31, 1998      6,853        $ 69        --       $ --       $ 33,392      $  --         $  9,426   $  42,887
                                  =====        ====     =======     =====      ========      =======       ========   =========



The accompanying notes are an integral part of the consolidated financial statements.

                                   KEVCO, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                             YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------------
                                                                        1998           1997          1996
                                                                    -----------    -----------    -----------
Cash flows from operating activities:
     Net income .................................................   $     1,867    $     6,288    $    12,712
     Adjustments to reconcile net income to net
        cash (used) provided by operating activities:
          Depreciation and amortization .........................         8,928          3,315          1,792
          Loss (gain) on sale of assets .........................             9             (9)           (10)
          Deferred compensation obligation ......................           150             60             22
          Deferred income taxes .................................         2,980            452            797
     Changes in assets and liabilities, net of effects from
          acquisitions
          Trade receivables, net ................................        (9,452)         8,998          5,311
          Inventories, net ......................................       (13,193)        (7,464)        (4,521)
          Other current assets ..................................        (3,445)        (2,881)           767
          Trade accounts payable ................................        14,562          9,635         (4,592)
          Accrued liabilities ...................................       (11,524)        (2,023)          (124)
                                                                    -----------    -----------    -----------
          Net cash (used) provided by operating activities ......        (9,118)        16,371         12,154

Cash flows from investing activities:
     Acquisitions of businesses, net of cash acquired ...........          --         (161,000)          --
     Purchase of equipment, proceeds of assets held for sale ....       (10,973)        (3,577)        (1,586)
     Insurance proceeds .........................................           500           --             --
     Proceeds from assets held for sale .........................         3,000           --             --
     Proceeds from sale of assets ...............................           759            832             21
     (Increase) decrease in other assets ........................          (236)            32             19
                                                                    -----------    -----------    -----------
          Net cash used by investing activities .................        (6,950)      (163,713)        (1,546)

Cash flows from financing activities:
     Net proceeds from initial public offering ..................          --             --           25,871
     Proceeds (payments) on line of credit, net .................         9,725          2,675         (6,500)
     Payments of long-term debt .................................        (3,366)        (1,062)       (14,932)
     Proceeds from long-term debt ...............................        10,000        175,000           --
     Payment of acquired debt ...................................          --          (24,592)          --
     Payment for loan origination fees ..........................           (44)        (6,637)          --
     Exercise of stock options ..................................           281            151           --
     Distributions paid .........................................          --             --          (14,407)
     Capital contributions ......................................          --             --               86
     Collections on loan to stockholder .........................          --             --              375
                                                                    -----------    -----------    -----------
          Net cash provided (used) by financing activities ......        16,596        145,535         (9,507)
                                                                    -----------    -----------    -----------
Net increase (decrease) in cash and cash equivalents ............           528         (1,807)         1,101
Beginning cash and cash equivalents .............................           271          2,078            977
                                                                    -----------    -----------    -----------
Ending cash and cash equivalents ................................   $       799    $       271    $     2,078
                                                                    ===========    ===========    ===========



The accompanying notes are an integral part of the consolidated financial statements.

                                   KEVCO, INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)
                                 (In thousands)


                                                                           YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------
                                                                       1998         1997         1996
                                                                    ----------   ----------   ----------
SUPPLEMENTAL DATA:
     Cash paid for interest (none capitalized) ..................   $   19,920   $    2,727   $    2,162
     Cash paid for income taxes .................................   $    3,786   $    6,262   $      456
NONCASH INVESTING AND FINANCING ACTIVITIES:
     Distribution of loan to stockholder ........................         --           --     $    3,062
     Noncompete obligations .....................................         --     $      492         --
     Assets destroyed in fire ...................................   $    1,409         --           --
     Changes in estimated fair value of assets acquired and
      liabilities assumed .......................................   $    2,633         --           --
     Transfer of buildings to assets held for sale ..............   $    1,065         --           --
     Acquisitions:
          Fair value of assets acquired .........................         --     $  255,600         --
          Cash paid .............................................         --        168,700         --
                                                                    ----------   ----------   ----------
                Liabilities assumed .............................         --     $   86,900         --
                                                                    ==========   ==========   ==========



The accompanying notes are in integral part of the consolidated financial statements.

                                   KEVCO, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF OPERATIONS

         Kevco, Inc. manufactures and distributes products and materials primarily for use by the manufactured housing and recreational vehicle industries.

         BASIS OF PRESENTATION

         The accompanying consolidated financial statements include the accounts of Kevco, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany transactions and accounts have been eliminated. All of the Company's subsidiaries have guaranteed the 10 3/8% senior subordinated notes (see Note 6) on a full, unconditional and joint and several basis. As a result, separate financial statements of the subsidiaries are not included.

         CASH AND CASH EQUIVALENTS

         For purposes of reporting cash flows, cash and cash equivalents include cash on hand, deposits with banks and all highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value as of December 31, 1998 and 1997.

         INVENTORIES

         Inventories are stated at the lower of cost or market. Inventories purchased for resale and manufactured inventories are valued using the first-in, first-out (FIFO) method. The net carrying value of inventories approximates fair value as of December 31, 1998 and 1997.

         PROPERTY AND EQUIPMENT

         Property and equipment are carried at cost less accumulated depreciation. Additions to and major improvements of property and equipment are capitalized. Maintenance and repair costs are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the operations for the period. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The carrying value of property and equipment approximates fair value as of December 31, 1998 and 1997.

         ASSETS HELD FOR SALE

         Assets held for sale consist of certain net assets to be sold as part of the acquisition of Shelter Components Corporation.

         INTANGIBLE ASSETS

         Intangible assets are comprised of noncompete agreements and goodwill. Noncompete agreements are amortized on a straight-line basis over the terms of the related agreements. The excess of acquisition cost of acquired businesses over the fair value of net assets acquired ("goodwill") is amortized, using the straight-line method, over 40 years. The Company reviews goodwill to assess recoverability periodically. At each balance sheet date, management assesses whether there has been a permanent impairment in the value of goodwill by considering factors such as expected future operating income, current operating results, and other economic factors. Management believes no impairment has occurred.

         LOAN ORIGINATION COSTS

         Loan origination costs, included in other assets, associated with the acquisition of the Company's senior credit facility and 10 3/8% senior subordinated notes have been capitalized and are being amortized over the term of the related debt.

         DEFERRED COMPENSATION OBLIGATION

         The Company has entered into deferred compensation agreements with certain employees, whereby payments will be made upon death or retirement for a ten-year period and such liability has been recorded at the present value of the anticipated future payments.

         REVENUE RECOGNITION

         Revenue from product sales is recognized at the time of shipment or the time of receipt in the case of direct shipments from vendors to customers. Commissions are recognized as earned.

         INCOME TAXES

         Income taxes are provided based on earnings reported for tax return purposes in addition to a provision for deferred income taxes in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The provision for income taxes includes deferred taxes determined by the change in the deferred tax liability or asset which is computed based on the differences between the financial statement and income tax bases of assets and liabilities, all of which are measured by applying enacted tax laws and rates. Deferred tax expense is the result of changes in the deferred tax liability or asset, adjusted for the effect of any acquisitions.

         INTEREST RATE HEDGE

         The Company entered into an interest rate hedge agreement in conjunction with its primary credit facility to alter interest rate exposure on both the revolver and the term debt. Amounts expected to be paid or received on the interest rate hedge are recognized as adjustments to interest expense over the term of the agreement. Any gain or loss from the termination of this hedge agreement will be recognized at that time.

         CONCENTRATION OF CREDIT RISK

         The Company's sales are primarily to the manufactured housing and recreational vehicle industries across a wide geographical area and generally require no advance payment from customers. The Company had sales to two customers representing approximately 15% and 12% respectively in 1998 and 14% each in 1997.

         The Company estimates future credit losses based on continual evaluation of customers' financial condition, historical loss experience and current economic conditions. The estimated future credit losses are expensed through an allowance for doubtful accounts and actual credit losses are charged to the allowance when incurred.

         The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses in the reporting periods. Actual results could differ from those estimates.

         STOCK SPLIT

         On August 29, 1996, the Company effected a .47-for-1 reverse stock split of its common stock. All share and per share amounts included in the accompanying financial statements and notes have been restated to reflect the stock split.

         UNAUDITED PRO FORMA NET INCOME

         Pro forma net income represents the results of operations adjusted to reflect a provision for income tax on historical income before income taxes, which gives effect to the change in the Company's income tax status to a C corporation prior to the consummation of the Company's initial public offering. The difference between the pro forma income tax rates utilized and the federal statutory rate of 35% relates primarily to state income taxes (5%, less effect of federal tax benefit).

         EARNINGS PER SHARE

         Earnings per share are calculated for all periods shown in accordance with FASB Statement of Financial Accounting Standards No. 128 Earnings per Share, which requires dual presentation of basic and diluted earnings per share and a reconciliation between the two amounts. Basic earnings per share excludes dilution, and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

         The reconciliation between basic and diluted weighted average shares outstanding, follows:

                                                   1998       1997       1996
                                                   ----       ----       ----
                                                         (IN THOUSANDS)
          Weighted average shares - basic.....     6,845      6,815      5,430
          Plus shares applicable to
              stock option plans..............        20        144        101
                                                   -----      -----      -----
          Weighted average shares -
              diluted.........................     6,865      6,959      5,531
                                                   =====      =====      =====

         Historical earnings per share for 1996 are not presented because they are not indicative of the ongoing entity. Pro forma earnings per share have been computed by dividing pro forma net income by the weighted average number of shares of common stock outstanding during the period. Pro forma earnings per share data has been presented to reflect the effect of the assumed issuance of that number of shares of common stock that would generate sufficient cash to pay an S corporation distribution in an amount equal to previously taxed but undistributed earnings at December 31, 1996.

         SOFTWARE DEVELOPMENT COSTS

         Internal and external costs incurred for the development of computer applications, as well as for upgrades and enhancements that result in additional functionality of the applications, are capitalized. Internal and external training and maintenance costs are charged to expense as incurred. When an application is placed in service, the Company begins amortizing the related capitalized software costs using the straight-line method and an estimated useful life varying from three to five years. The costs of identifying, correcting, reprogramming and testing of computer systems for Year 2000 compliance are expensed as incurred.

         START-UP COSTS

         Start-up costs consist of salaries, personnel training costs and other expenses of opening new facilities and are expensed as incurred.

         RECENT ACCOUNTING PRONOUNCEMENTS

         In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements Number 87, 88, and 106" ("FAS 132") that is effective for reporting periods beginning after December 15, 1997. The required disclosures have been made and adoption of FAS 132 had no effect on the Company's consolidated financial position or results of operations in 1998.

         In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") that is effective for reporting periods beginning after December 15, 1998, but provides for earlier application if certain conditions are met. The Company has applied the provisions of SOP 98-1 in its financial statements for the year ended December 31, 1998 and its adoption had no material effect on the Company's consolidated financial position or results of operations.

         In April 1998, the AcSEC issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") that is effective for reporting periods beginning after December 15, 1998. The Company has applied the provisions of SOP 98-5 in its financial statements for the year ended December 31, 1998 and its adoption had no material effect on the Company's financial position or results of operations.

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") that is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company will implement the provisions of FAS 133 as required. The future adoption of FAS 133 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

         RECLASSIFICATIONS

         Certain amounts in the consolidated financial statements for 1997 and 1996 have been reclassified to conform to the 1998 presentation. These reclassifications have no effect on stockholders' equity or net income as previously reported.

2.       ACQUISITIONS

         During the year ended December 31, 1997, Kevco acquired Shelter Components Corporation on December 1, 1997 (the "Shelter Acquisition"), the inventory and certain distribution rights from Shepherd Products Company on December 12, 1997 (the "Shepherd Acquisition"), Bowen Supply, Inc. on February 28, 1997 (the "Bowen Acquisition") and Consolidated Forest Products, L.L.C. on February 27, 1997 (the "Consolidated Forest Acquisition") for total purchase prices approximating $144.8 million, $8.0 million, $20.2 million and $14.1 million, respectively. The acquisitions were made utilizing borrowings under the Company's amended and restated credit facility and, in the case of the Shelter Acquisition, net proceeds from the issuance of $105.0 million of 10 3/8% senior subordinated notes due 2007. Each of the acquisitions was accounted for as a purchase and the results of operations of the acquired companies were included in the consolidated results of operations of the Company from their respective acquisition dates. As a result of the acquisitions, approximately $115.1 million of goodwill was recorded by the Company, which reflects the adjustments necessary to allocate the individual purchase prices to the fair value of assets acquired, liabilities assumed and additional purchase liabilities recorded. Additional purchase liabilities included approximately $1.8 million ($0.2 million at December 31, 1998) for severance and related costs associated primarily with the elimination of certain administrative and corporate positions recorded in connection with the Shelter Acquisition.

3.       INVENTORIES

         Inventories are comprised of the following:


                                            DECEMBER 31,
                                      -----------------------
                                         1998         1997
                                      ----------   ----------
                                         (IN THOUSANDS)
Raw materials .....................   $   23,535   $   17,006
Work-in process ...................        1,055        1,317
Finished goods ....................        6,961        3,760
Goods held for resale .............       64,448       61,457
                                      ----------   ----------
                                      $   95,999   $   83,540
                                      ==========   ==========


4.       PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:

                                                  DECEMBER 31,
                                 ----------------------------------------------
                                                                  ESTIMATED
                                                                   USEFUL
                                    1998       1997                LIVES
                                    ----       ----               ---------
                                          (IN THOUSANDS)
Land .........................   $  2,614    $  2,631
Buildings ....................     22,296      23,736            31 to 40 years
Machinery and equipment ......     15,776      13,711             5 to 15 years
Furniture and fixtures .......      5,161       3,285             3 to 10 years
Transportation equipment .....      5,312       5,354             3 to 10 years
Leasehold improvements .......      1,169         682             7 to 15 years
Construction in process ......      3,773        --
                                 --------    -------
                                   56,101      49,399
Less accumulated
depreciation .................    (11,107)     (6,957)
                                 ---------   --------
Property and equipment,
net ..........................   $ 44,994    $ 42,442
                                 ========    ========


         Property and equipment under capital leases consists of buildings of approximately $2,721,000 and $2,761,000 for the years ended December 31, 1998 and 1997, respectively, and machinery and equipment of approximately $70,000 and furniture and fixtures of approximately $570,000 for the years ended December 31, 1998 and 1997. Accumulated depreciation was approximately $2,381,000 and $2,166,000 for the years ended December 31, 1998 and 1997, respectively.


         INTANGIBLE ASSETS

         Intangible assets consist of the following:


                                               DECEMBER
                                      ----------------------------
                                         1998            1997
                                      ------------    ------------
                                              (IN THOUSANDS)
Goodwill ..........................   $    124,233    $    121,151
Noncompete agreements .............          1,036           1,036
                                      ------------    ------------
                                           125,269         122,187
Less accumulated amortization .....         (5,679)         (1,997)
                                      ------------    ------------
     Intangible assets, net .......   $    119,590    $    120,190
                                      ============    ============


6.       LONG-TERM DEBT

         Long-term debt consists of the following (in thousands):


                                                                                      DECEMBER 31,
                                                                              --------------------------
                                                                                 1998           1997
                                                                              -----------    -----------
10 3/8% senior subordinated notes due 2007;
         interest payable semi-annually ...................................   $   105,000    $   105,000
Term loan facility payable to banks, due 2000
         payable in quarterly installments, with interest payable
         monthly at a bank's prime rate plus a margin determined by operating statistics of the Company (8.80% and
         8.42% at December 31, 1998 and 1997, respectively) ...............        79,600         70,000
Revolving credit facility payable to a bank, due 2000, interest payable monthly at the bank's prime rate plus a margin
         determined by operating statistics of the Company (9.00% and
         8.50% at December 31, 1998 and 1997, respectively), $23,457 net of outstanding letters of credit of $1,143, was available
         under the credit facility at December 31, 1998 ...................        20,400         10,675
Unsecured notes payable, payable in quarterly or annual
         installments, with interest from 7.0% to 10.0%, due from
         2000 to 2002 .....................................................         3,617          6,095
Capital lease obligations, collateralized by equipment, maturing through 2007, payable monthly with interest rates from
         7.66% to 26.8% ...................................................         1,521          1,792
Obligations payable under noncompete and consulting agreements, maturing through 2002, payable monthly with interest rates
         from 7.00% to 8.50% ..............................................           441            658
                                                                              -----------    -----------
                                                                                  210,579        194,220
Less current portion ......................................................        (7,209)        (2,932)
                                                                              -----------    -----------
                                                                              $   203,370    $   191,288
                                                                              ===========    ===========

         In December 1997, the Company and its lenders entered into the second amended and restated credit agreement at closing of the Shelter Acquisition to allow for aggregate senior borrowings of up to $125.0 million comprised of a revolving credit facility of $45.0 million and a term loan facility of $80.0 million requiring quarterly installments. The revolving credit facility and $40.0 million of the term loan facility were (prior to the fourth amendment and waiver described below) to mature in 2003 with the remaining term loan facility to mature in 2004. The term loan and revolving credit facility were collateralized by substantially all of the assets of the Company and its subsidiaries as well as the capital stock of such subsidiaries.

         In February 1999, the Company entered into a third amendment and waiver to its second amended and restated credit agreement, which allowed for an incremental commitment of $5.0 million due March 31, 1999 and waived any event of default due to the Company's violation of certain financial covenants contained in such credit agreement through March 31, 1999. In March 1999, the Company requested and obtained an additional $5.0 million incremental commitment and an extension of the maturity date on the aggregate $10.0 million incremental commitment (the "Incremental Commitment") and waiver of any events of default to April 15, 1999.

         In April 1999, the Company entered into a fourth amendment and waiver to its second amended and restated credit agreement. This amendment contained revised financial covenants effective for the quarter ended March 31, 1999 through June 30, 2000 and waived certain events of default. Under this amendment, the Incremental Commitment matured on June 30, 1999 and the revolving credit facility and term loan would have matured on June 30, 2000.

         In July 1999, the Company entered into the third amended and restated credit agreement which restructured the terms and conditions in regard to applicable rates, covenants and maturity. Under the third amended and restated credit agreement, the Company may borrow under either a base rate or LIBOR rate with the cost determined based upon certain compliance ratios established in the covenants. The covenants under such credit agreement include, but are not limited to, a leverage ratio, fixed charge coverage ratio and minimum net worth. The $45.0 million revolving credit facility matures in December 2003, Facility A for $36.9 million under the term loan has scheduled quarterly payments starting in March 2000 through December 2003 and Facility B for $38.8 million under the term loan has scheduled quarterly payments starting in September 1999 through December 2004. The Company may also be required to repay amounts earlier than scheduled as a result of asset sales, excess cash flow from operations, issuance of new debt or issuance of new equity.

         In addition to funds available under the third amended and restated credit agreement, the Company issued $105.0 million of 10 3/8% senior subordinated notes due 2007 (the "Senior Notes") under the indenture dated as of December 1, 1997, as supplemented (the "Indenture"), to complete the Shelter Acquisition. Interest is payable on June 1 and December 1 of each year commencing June 1, 1998. The Senior Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after December 1, 2002, at the redemption prices set forth in the Indenture. In addition, at any time on or before December 1, 2000, the Company may redeem up to 35% of the original aggregate principal amount of the Senior Notes with the net proceeds of a public equity offering at a redemption price equal to 110.375% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of redemption.

         The third amended and restated credit agreement and Indenture contain certain restrictions and conditions that include cash flow and various financial ratio requirements, and limitations on incurrence of debt or liens, acquisitions of property and equipment, distributions to stockholders and certain events constituting a Change of Control (as defined in the agreements).

         The following are scheduled maturities of debt as of December 31, 1998 (in thousands):


    YEAR ENDING
    DECEMBER 31,
    ------------
        1999........................   $  7,209
        2000 .......................     95,981
        2001 .......................      1,125
        2002 .......................        414
        2003 .......................        157
Thereafter .........................    105,693
                                       --------
                                       $210,579
                                       ========

         In addition, in order to reduce interest rate risk on the credit facility, the Company has entered into an interest rate hedge agreement in the notional amount of $30.0 million, whereby the Company will receive interest payments should LIBOR increase above 7.0% and, conversely, will make interest payments should LIBOR decrease below 5.41%, the effect of which limits the Company's interest expense within the range of 5.41% to 7.0% LIBOR on $30.0 million of debt. Management intends to hold the interest rate hedge until maturity on January 2, 2001. The Company has incurred no gain or loss related to this interest rate hedge for the year ended December 31, 1998. The fair value of the interest rate hedge agreement is approximately $329,000 at December 31, 1998.

         The fair value of long-term debt was $202.8 and $194.8 million as of December 31, 1998 and 1997, respectively. The fair value of the Company's long-term debt was calculated by discounting future cash flows using an estimated fair market value interest rate.

7.       INCOME TAXES

         Prior to November 6, 1996, the Company was treated for federal and state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code. As a result, the Company's earnings for such period were taxed at the shareholder level. Effective November 6, 1996, the Company terminated its S corporation status and restructured the organization to create a holding company with operating company subsidiaries. From November 6, 1996, the Company's earnings have been taxed as a C corporation and provisions for income taxes have been reflected in the consolidated financial statements. The Company recorded a nonrecurring net deferred tax provision of approximately $353,000 associated with the recognition of a related deferred tax liability due to the termination of the Company's S corporation status.

         The provision for income taxes for the years ended December 31, 1998, 1997 and 1996 consists of the following (in thousands):


                         1998         1997       1996
                       ---------   ---------   ---------
Federal:
      Current ......   $     535   $   3,489   $     559
      Deferred .....       1,895         512         692
State:
      Current ......         318         490         339
      Deferred .....         384          63         105
                       ---------   ---------   ---------
                       $   3,132   $   4,554   $   1,695
                       =========   =========   =========

         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the treatment of certain items for financial statement purposes and the treatment of those items for corporation tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         Components of the Company's deferred tax assets and liabilities at December 31, 1998 and 1997 were as follows (in thousands):


             DEFERRED TAX ASSETS:                       1998        1997
                                                     ---------    ---------

    Accrued liabilities ..........................   $   1,393    $   1,318
    Reserves and allowances ......................         500          985
    Inventory adjustments ........................       1,586          755
    Intangibles ..................................       4,224        4,802
    Other ........................................        --            129
                                                     ---------    ---------
       Total gross deferred tax assets ...........       7,703        7,989
                                                     ---------    ---------

Deferred tax liabilities:
    Property and equipment .......................      (1,841)      (1,491)
    Other ........................................        (512)        (235)
                                                     ---------    ---------
       Total gross deferred tax liabilities ......      (2,353)      (1,726)
                                                     ---------    ---------
           Net deferred tax asset ...............    $   5,350    $   6,263
                                                     =========    =========

Current deferred tax asset .......................   $   2,572    $   1,924
Noncurrent deferred tax asset ....................       2,778        4,339
                                                     ---------    ---------
           Net deferred tax asset ................   $   5,350    $   6,263
                                                     =========    =========

         Management believes that the Company will generate sufficient future taxable income to realize the entire deferred tax asset and that the realization of the net deferred tax asset is more likely than not.


         The differences between the consolidated provision for income taxes and income taxes computed using income before income taxes and the U.S. federal income tax rate for the years ended December 31, 1998, 1997 and 1996 are as follows:


                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                    1998         1997       1996
                                                    ----         ----       -----
Amount computed using statutory rate ........       34.0%        35.0%       35.0%
Increase (decrease) in taxes
   resulting from:
   State income taxes, net of federal
   tax benefit ..............................        9.3          3.3         1.6
   Deferred tax liability related to
   S corp termination .......................         --           --         2.5
   Change in method of valuing inventory ....         --           --         2.7
   S corp income not subject to federal
   tax ......................................         --           --       (30.1)
   Non-deductible expenses ..................       21.4          3.1          --
   Other, net ...............................       (2.0)         0.6         0.1
                                                    ----         ----       -----
                                                    62.7%        42.0%       11.8%
                                                    ====         ====       =====

8.         OTHER INCOME

         In August 1998, the Company sustained a fire at its Duo-Form plant in Edwardsburg, Michigan, which destroyed the facility and its contents. The Company has filed a claim with its insurance carrier and as of December 31, 1998, had received $500,000 in insurance proceeds. A gain from insurance proceeds of approximately $2,541,000 was recorded at December 31, 1998 related to the insurance claim.

9.       COMMITMENTS AND CONTINGENCIES

         LEASES

         The Company leases various equipment and buildings under capital and noncancellable operating leases with an initial term in excess of one year. As of December 31, 1998, future minimum rental payments required under these capital and operating leases are summarized as follows (in thousands):


                                        CAPITAL     OPERATING
                                        LEASES       LEASES
                                      ----------    ----------
1999 ..............................   $      485    $    7,250
2000 ..............................          431         6,033
2001 ..............................          315         4,811
2002 ..............................          304         4,287
2003 ..............................          304         3,361
Thereafter ........................          966         6,453
                                      ----------    ----------
   Total ..........................   $    2,805    $   32,195
                                      ==========    ==========
Less amount representing
interest ..........................       (1,284)
                                      ----------
   Present value of minimum
   lease payments .................   $    1,521
                                      ==========

         Rental expense for operating leases was approximately $11,776,000, $5,060,000 and $3,839,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

         EMPLOYMENT AGREEMENTS

         Effective October 1, 1996, Jerry E. Kimmel entered into a five-year employment agreement with the Company which provided for an annual base salary of $250,000. In connection with the consummation of the Wingate transaction (See
Note 14), Mr. Kimmel's employment agreement was terminated, and the Company entered into a four-year consulting agreement with Mr. Kimmel providing for the payment of $210,000 annually for general consulting services from time to time if and when required by the Company.

         LITIGATION

         There are claims and pending actions incident to the business operations of the Company. Management does not expect resolution of these matters to have a material adverse effect on the Company's financial position or future results of operations or cash flows.

10.      RETIREMENT PLAN

         The Company has a defined contribution retirement plan that covers substantially all full-time employees and is qualified under Section 401(k) of the Internal Revenue Code. Under the plan, employees may voluntarily contribute a percentage of their compensation to the plan and the Company may make discretionary contributions. The Company's contributions to the plan for the years ended December 31, 1998, 1997 and 1996 were $0, $135,000 and $100,000, respectively.

         Effective May 1, 1998, eligible participants of the Health Benefit Plan for Shelter Components Corporation (the "Plan") were offered enrollment in the Company's health and welfare benefits. Accordingly, no benefits were payable under the provisions of the Plan after April 30, 1998 unless the eligible claims were incurred prior to May 1,

         In July 1998, the Company announced its intent to merge the assets and liabilities of the Shelter Components Savings Incentive Plan with and into the Kevco, Inc. 401(k) Profit Sharing Plan on or about September 1, 1998. The Shelter Components Savings Incentive Plan was terminated in October 1998.

11.      RELATED PARTY TRANSACTIONS

         The Company leases certain buildings and data processing equipment under capital leases from partnerships partially owned by Jerry E. Kimmel. Two of the leased warehouses were financed through economic development and industrial revenue bonds; one series of which was issued by Newton, Kansas in the original principal amount of $575,000, and with respect to which, the Company is the sub-lessee of the premises and a co-guarantor, and one series of which was issued by Elkhart, Indiana in the original principal amount of $400,000, and with respect to which, the Company is the lessee of the premises. Lease payments for the facilities and equipment were approximately $576,000 for the year ended 1998 and $672,000 for each of the years ended 1997 and 1996. Debt related to the capital leases was approximately $1,299,000 and $1,398,000 at December 31, 1998 and 1997, respectively.

         The Company loaned Jerry E. Kimmel $5.0 million in 1993, payable in monthly principal installments of $62,500 plus interest at 9.0% at December 31, 1995, due November 1997. The Company distributed the loan to Mr. Kimmel to the Company's shareholders effective June 30, 1996.

12.      STOCK-BASED COMPENSATION PLANS

         The Company sponsors the Kevco, Inc. 1995 Stock Option Plan and the Kevco, Inc. 1996 Stock Option Plan (the "Plans"), which are stock-based incentive compensation plans. The Company applies APB Opinion 25 and related standards in accounting for the Plans.

         Under the Plans, the Company is authorized to issue up to 702,735 shares of common stock pursuant to "Awards" granted in the form of incentive stock options (intended to qualify under Section 422 of the Internal Revenue
Code) and nonqualified stock options. Awards may be granted to selected employees and directors of the Company. During 1998, 1997 and 1996, the Company granted only nonqualified stock options under the Plans.

         NONQUALIFIED STOCK OPTIONS

         The Plans provide that the exercise price of any stock option will be determined by the board of directors on the date of grant. The stock options granted after November 1996 vest over 10 years. All options granted prior to November 1996 vested in November 1996, at the time of the Company's initial public offering. The options have been granted at prices equal to the market value of the shares at the date of grant and expire not more than 7 and 10 years after the date of grant for the 1996 and 1995 plans, respectively. In accordance with APB 25, the Company has not recognized any compensation cost for these stock options granted during 1998, 1997 and 1996.

         A summary of the status of the Company's stock options as of December 31, 1998, 1997 and 1996, and the changes during the year ended on those dates is presented below:



                                                                     NONQUALIFIED STOCK OPTIONS
                                       -----------------------------------------------------------------------------
                                                  1998                       1997                      1996
                                       -----------------------      ---------------------    -----------------------
                                        NUMBER OF      WEIGHTED     NUMBER OF    WEIGHTED     NUMBER OF      WEIGHTED
                                        SHARES OF       AVERAGE     SHARES OF     AVERAGE     SHARES OF       AVERAGE
                                       UNDERLYING      EXERCISE    UNDERLYING    EXERCISE    UNDERLYING      EXERCISE
                                         OPTIONS        PRICES       OPTIONS      PRICES       OPTIONS        PRICES
                                       ----------   -----------    ----------  ----------    ----------   -----------
Outstanding at
beginning of year .................      421,472    $    10.76      415,196    $    10.58       47,854    $     5.64
Granted ...........................       15,000    $    19.17       24,500    $    13.62      393,450    $    11.17
Exercised .........................      (25,020)   $    11.18      (14,464)   $    10.49         --             N/A
Forfeited .........................      (17,050)   $    14.30       (3,760)   $    11.17      (26,108)   $    10.42
Expired ...........................         --             N/A         --             N/A         --             N/A
Outstanding at end of year ........      394,402    $    10.90      421,472    $    10.76      415,196    $    10.58
Exercisable at end of year ........      374,802    $    10.62      405,072    $    10.65      415,196    $    10.58
Weighted-average fair value
of options granted during the
year ..............................         --      $    13.29         --      $     8.06         --      $     1.84

         The fair value of each stock option granted is estimated on the date of grant using the minimum value method of option pricing with the following weighted-average assumptions for grants in 1998, 1997 and 1996, respectively: dividend yield of zero percent for all years; risk-free interest rates are different for each grant and range from 4.65% to 6.19%; the expected lives of
6.3 and 9.5 years, respectively, for the options under the Plans; and expected volatility of approximately 56.0% and 48.0% for options granted in 1998 and 1997, respectively. In determining the "minimum value," FASB Statement of Financial Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123") does not require the volatility of the Company's common stock underlying the options to be calculated or considered for options granted in 1996 because the Company was not publicly-traded when such options were granted.

         The following table summarizes information about stock options outstanding at December 31, 1998:


                               OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
-----------------------------------------------------------------------      -----------------------------
          RANGE                               WEIGHTED         WEIGHTED                           WEIGHTED
           OF                                  AVERAGE          AVERAGE                            AVERAGE
        EXERCISE           NUMBER             REMAINING        EXERCISE          NUMBER           EXERCISE
         PRICES          OUTSTANDING            LIFE             PRICE         EXERCISABLE          PRICE
-----------------------  -----------          ---------      ----------      --------------    -----------
   $    5.64                 42,532              6.0         $     5.64          42,532        $     5.64
   $   11.17                321,470              3.9         $    11.17         321,470        $    11.17
   $   13.50 to $ 13.88      25,400              8.0         $    13.63          10,800        $    13.77
   $   24.50                  5,000              9.3         $    24.50              --                --
                         ----------                                           ---------
                            394,402              4.5         $    10.90         374,802        $    10.62
                         ==========                                           =========

         NET INCOME AND EARNINGS PER SHARE

         Had the compensation cost for the Company's stock-based compensation plans been determined consistent with FAS 123, the Company's net income and earnings per share for 1998, 1997 and 1996 would approximate the pro forma amounts below (in thousands, except per share data):


                                                                             1998       1997       1996
                                                                           -------    -------    ------
         Net income.....................    As reported..................  $ 1,867    $ 6,288    $ 8,932
                                            Pro forma....................    1,793      6,237      8,491

         Earnings per share - basic.....    As reported..................  $  0.27    $  0.92   $   1.64
                                            Pro forma....................     0.26       0.92       1.56

         Earnings per share - diluted...    As reported..................  $  0.27    $  0.90   $   1.61
                                            Pro forma....................     0.26       0.90       1.54

         The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts. FAS 123 does not apply to awards prior to 1995, and the Company anticipates making awards in the future under its stock-based compensation plans.


13.      SEGMENT REPORTING

         In June 1997, the FASB issued Statement of Financial Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company has adopted in the current year.

         The Company identifies such segments based upon management responsibility within the United States. The Company operates in three business segments: Distribution, Manufacturing and Wood Products.

         The Distribution segment primarily distributes plumbing products, building products, electrical components and hardware supplies to the manufactured housing and recreational vehicle industries; the Manufacturing segment primarily manufactures and distributes thermoformed products, laminated wallboard products and plastic injection molded products primarily to the manufactured housing and recreational vehicle industries; and the Wood Products segment primarily manufactures roof trusses and lumber cut to customer specifications for use in manufactured homes.

         As a result of the Company's acquisition strategy, which has impacted all three segments, year-to-year comparisons may not be indicative of future results.

         The Company measures segment performance based upon revenue and operating income results. The information in the Corporate/Other category consists primarily of intercompany eliminations of Manufacturing sales to Distribution and corporate operating expenses, and is utilized to reconcile to the consolidated results. Amounts are presented in thousands for each respective year.


                                                                                                             TOTAL
                                   DISTRIBUTION      MANUFACTURING    WOOD PRODUCTS     CORPORATE/OTHER     COMPANY
                                   ------------      -------------    -------------     ---------------   ---------
          1998
             Net Sales............  $ 604,497          $140,930         $ 169,869          $(17,846)(a)   $ 897,450
             Operating Income.....  $  28,449          $  9,177         $   5,388          $(19,449)(b)   $  23,565

          1997
             Net Sales............  $ 248,396          $  7,518         $ 134,819          $    (71)(a)   $ 390,662
             Operating Income.....  $  16,709          $    310         $   6,631          $ (8,041)(b)   $  15,609

          1996
             Net Sales............  $ 205,812                --         $  58,398                --       $ 264,210
             Operating Income.....  $  16,119                --         $   6,743          $ (6,397)(b)   $  16,465

(a) Consists primarily of intercompany eliminations of Manufacturing sales to Distribution.

(b)      Consists primarily of corporate operating expenses.

14.      SUBSEQUENT EVENT

         In July 1999, the Company completed a transaction as a result of which The Kevco Partners Investment Trust, a Delaware business trust and an affiliate of Wingate Partners II, L.P. (the "Trust"), acquired an aggregate of $37.0 million in value of Kevco's common stock, convertible debt and warrants. As a result of the transaction, the Trust now owns approximately 28% of the Company's outstanding voting common stock. Assuming full conversion of the convertible debt and exercise of the warrants, the Trust would own approximately 46% of the voting common stock and all of non-voting common stock of the Company.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Shareholders and Board of Directors
Kevco, Inc.
Fort Worth, Texas




In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Kevco, Inc. at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP




Fort Worth, Texas
April 12, 1999